

Mail Stop 7010

October 31, 2008

Mr. Joel M. Frank
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **RE: Och-Ziff Capital Management Group LLC**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 26, 2008**
> **File #1-133805**

Dear Mr. Frank:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Liquidity and Capital Resources, page 73

1. We note your disclosure on page F-39 that your term loan contains covenants. With a view towards future disclosure, please provide us a comprehensive discussion of the terms of these covenants and demonstrate your compliance with them during the periods presented. In addition, please revise future annual and

quarterly filings to include a tabular presentation that sets forth your compliance with your debt covenants by disclosing actual ratios and/or other actual amounts versus the minimum/maximum ratios/amounts required. Such a presentation will allow an investor to easily understand your current status in meeting your financial covenants. Such disclosures should only be excluded if you believe the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Form 10-Q for the quarterly period ended June 30, 2008

Note 3. Fair Value Measurements, page 8

2. Please provide us the following information:
    - A more specific discussion regarding the underlying nature of the deferred income receivable and investment balance and their classifications in the Level III category. Please more fully explain to us why there is uncertainty in the value of the deferred income receivable since it appears that this amount has already been earned. Also, please more fully explain to us if the amount of the deferred income receivable you are required to pay to your affiliates is a fixed amount or if the related liability is also based on the fair value of the asset.
    - A discussion of when you expect the deferred balances to be collected. We note your disclosure on page 39 that the balances will be paid over two years. However, it is unclear how much is expected to be collected in a given period and if there are any restrictions or milestones tied to such collections.

Note 7. Partners' and Others' Interests in Income of Consolidated Subsidiaries, page 13

3. With a view towards future disclosure, please clarify why you reflected $687M of your charge for amortization of Group A Units in your partners' accounts and $163M in your equity accounts.

4. With a view towards future disclosure, please clarify if or how the amounts presented in note 7 reconcile to your statements of operations. Also, please clarify how amounts related to the partners' and others' interests in income of consolidated subsidiaries in the statements of operations are determined and clarify the reasons for changes in such amounts as a percentage of net income during the current interim periods.

5. We note your disclosure of $445 million of excess cumulative losses applicable to partners' and others' deficit charged against the Company's retained deficit. Please clarify what this amount represents and indicate if or how it reconciles to your statement of operations and statement of changes in shareholders' equity.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

General

6. We note the results of your funds as disclosed in your Form 8-K filed on October 2, 2008. Given that your fund results and committed capital have a direct impact on your operating results, please consider revising future filings to address the following items:
   - Quantify any significant withdraws from your funds and the impact that such a decrease in assets will have on your revenues and expenses.
   - Quantify how fund performance impacts your incentive income and compensation expenses.
   - Provide a more specific and comprehensive discussion regarding how decreases in your assets under management and fund performance may impact your liquidity.

   We note you have made some disclosures related to these matters in your critical accounting policy regarding fair value measurement and your market risk sections. However, we believe these matters should be further expanded upon and discussed in your operating results discussion.

Understanding Our Results, page 26

7. With a view towards future disclosure, please tell us if there are any circumstances in which the initial lock-up period for your funds can be waived or modified.

Tax Receivable Agreement, page 38

8. We have the following comments regarding this arrangement:
   - Given your disclosures on pages 15 and 38, please help us understand why, in your contractual obligations table on page 40, you have stated that you are not able to reasonably ascertain the timing and amounts related to this obligation.
   - Please revise future filings to include a discussion of your obligation in your commitments and contingencies footnote.

Our Funds' Liquidity and Capital Resources, page 40

9. We note your statement that you may have a significant liquidity issue if your fund investors make substantial redemption requests within a short period of time. With a view towards future disclosure, please expand on this statement to better clarify how redemption requests related to your funds would impact your liquidity.

Contractual Obligations, page 40

10. Please revise future filings to include the cash requirements for interest on your long-term debt in your tabular presentation or a footnote thereto. If you provide a textual discussion, the discussion should quantify the related cash requirements using the same time frames stipulated in the table. Refer SEC Release # 33-8350 specifically footnote 46.

Critical Accounting Policies and Estimates, page 41
Income Taxes, page 44

11. We note your disclosure that your $938.3 million balance of deferred tax assets was not reduced by any valuation allowance. With a view towards future disclosure, please provide us a more detailed explanation as to how you determined your future tax assets are more likely than not realizable. Specifically, quantify your reliance on future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risks, or assumptions related to these tax-planning strategies.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Joel M. Frank
Och-Ziff Capital Management Group LLC
October 31, 2008
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief